SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

Annual Information Update

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither Prudential, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and Prudential does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Prudential announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1.	Regulatory announcements

The following UK regulatory announcements have been made by Prudential via a Regulatory Information Service during the previous 12 months. Copies can be viewed at the London Stock Exchange website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm under code PRU and on Prudential’s website at http://www.prudential.co.uk/prudential-plc/media/rns/. Where information was published at the Securities and Exchange Commission and the New York Stock Exchange by virtue of Prudential’s American Depositary Shares or Capital Securities listed on the New York Stock Exchange, copies can also be viewed on the Securities and Exchange Commission’s website at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc, and on the New York Stock Exchange’s website at http://www.nyse.com/about/listed/listed.html by searching for Prudential plc in the Listed Company Directory.

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Annual Information Update	Announced to the LSE, SEC and NYSE	11/05/07	LSE website SEC website NYSE website Prudential website

AGM Statement	Announced to the LSE, SEC and NYSE	17/05/07	LSE website SEC website NYSE website Prudential website

Prudential AGM	Announced to the LSE, SEC and NYSE	17/05/07	LSE website SEC website NYSE website Prudential website

Listing—Scrip Dividend	Announced to the LSE, SEC and NYSE	21/05/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	22/05/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	23/05/07	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Listing - Scrip Dividend (add listing)	Announced to the LSE, SEC and NYSE	31/05/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	01/06/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	01/06/07	LSE website SEC website NYSE website Prudential website

Saudi Arabian Takaful Venture	Announced to the LSE, SEC and NYSE	06/06/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	11/06/07	LSE website SEC website NYSE website Prudential website

Partial Note Repurchase	Announced to the LSE, SEC and NYSE	13/06/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	19/06/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	29/06/07	LSE website SEC website NYSE website Prudential website

Re 20-F	Announced to the LSE, SEC and NYSE	29/06/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	29/06/07	LSE website SEC website NYSE website Prudential website

Re 20-F filing	Announced to the LSE, SEC and NYSE	02/07/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	03/07/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	10/07/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	31/07/07	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
2007 Interim Results	Announced to the LSE, SEC and NYSE	01/08/07	LSE website SEC website NYSE website Prudential website

Non-Executive appointments	Announced to the LSE, SEC and NYSE	01/08/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	01/08/07	LSE website SEC website NYSE website Prudential website

Directors’ details	Announced to the LSE, SEC and NYSE	07/08/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	09/08/07	LSE website SEC website NYSE website Prudential website

Prudential China FM JV	Announced to the LSE, SEC and NYSE	13/08/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	13/08/07	LSE website SEC website NYSE website Prudential website

Doc re. Interim Report 2007	Announced to the LSE, SEC and NYSE	13/08/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	14/08/07	LSE website SEC website NYSE website Prudential website

Scrip Div Reference Price	Announced to the LSE, SEC and NYSE	22/08/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	22/08/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	22/08/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	23/08/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	31/08/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	03/09/07	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	10/09/07	LSE website SEC website NYSE website Prudential website

Directorate change	Announced to the LSE, SEC and NYSE	20/09/07	LSE website SEC website NYSE website Prudential website

Scrip Dividend	Announced to the LSE, SEC and NYSE	20/09/07	LSE website SEC website NYSE website Prudential website

Prudential plc Group FD	Announced to the LSE, SEC and NYSE	21/09/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	24/09/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	25/09/07	LSE website SEC website NYSE website Prudential website

Director’s Details	Announced to the LSE, SEC and NYSE	27/09/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	28/9/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	28/09/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	28/09/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	09/10/07	LSE website SEC website NYSE website Prudential website

Doc re. US GAAP Interim	Announced to the LSE, SEC and NYSE	12/10/07	LSE website SEC website NYSE website Prudential website

3rd Quarter Results	Announced to the LSE, SEC and NYSE	23/10/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	23/10/07	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	31/10/07	LSE website SEC website NYSE website Prudential website

6 Monthly Blocklisting	Announced to the LSE, SEC and NYSE	1/11/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	1/11/07	LSE website SEC website NYSE website Prudential website

Blocklisting	Announced to the LSE, SEC and NYSE	1/11/07	LSE website SEC website NYSE website Prudential website

Disclosure Director’s details	Announced to the LSE, SEC and NYSE	06/11/07	LSE website SEC website NYSE website Prudential website

Disclosure Director’s details	Announced to the LSE, SEC and NYSE	07/11/07	LSE website SEC website NYSE website Prudential website

Disposal	Announced to the LSE, SEC and NYSE	09/11/07	LSE website Prudential website

Disclosure Director’s details	Announced to the LSE, SEC and NYSE	09/11/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	21/11/07	LSE website SEC website NYSE website Prudential website

Outsourcing Partnership	Announced to the LSE, SEC and NYSE	28/11/07	LSE website SEC website NYSE website Prudential website

Inherited Estate	Announced to the LSE, SEC and NYSE	28/11/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	30/11/07	LSE website SEC website NYSE website Prudential website

MTN Programme Renewal (Publication of Prospectus)	Announced to the LSE	30/11/07	LSE website Prudential website

Prudential Equitable Life	Announced to the LSE, SEC and NYSE	04/12/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	05/12/07	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	11/12/07	LSE website SEC website NYSE website Prudential website

Directorate Change	Announced to the LSE, SEC and NYSE	17/12/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	20/12/07	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	31/12/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	31/12/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	31/12/07	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	09/01/08	LSE website SEC website NYSE website Prudential website

Prudential plc Q4 NBF	Announced to the LSE, SEC and NYSE	29/01/08	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	31/01/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	8/02/08	LSE website SEC website NYSE website Prudential website

Changes in director’s details	Announced to the LSE, SEC and NYSE	25/02/08	LSE website SEC website NYSE website Prudential website

With-Profit announcement	Announced to the LSE, SEC and NYSE	26/02/08	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	29/02/08	LSE website SEC website NYSE website Prudential website

Disclosure director’s details	Announced to the LSE, SEC and NYSE	06/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	11/03/08	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Board changes	Announced to the LSE, SEC and NYSE	12/03/08	LSE website SEC website NYSE website Prudential website

Full Year Results 2007	Announced to the LSE, SEC and NYSE	14/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	14/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	20/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	20/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	26/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	31/03/08	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	31/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	31/03/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	09/04/08	LSE website SEC website NYSE website Prudential website

Annual Report and Accounts	Announced to the LSE, SEC and NYSE	11/04/08	LSE website SEC website NYSE website Prudential website

Scrip Div Reference Price	Announced to the LSE, SEC and NYSE	16/04/07	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	16/04/08	LSE website SEC website NYSE website Prudential website

Holding(s) in Company	Announced to the LSE, SEC and NYSE	16/04/08	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
1st Quarter Interim Management Statement	Announced to the LSE, SEC and NYSE	17/04/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	17/04/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	17/04/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	17/04/08	LSE website SEC website NYSE website Prudential website

Investor Meeting—Asia	Announced to the LSE, SEC and NYSE	22/04/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	22/04/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	25/04/08	LSE website SEC website NYSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE	01/05/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	02/05/08	LSE website SEC website NYSE website Prudential website

Director/PDMR shareholding	Announced to the LSE, SEC and NYSE	09/05/08	LSE website SEC website NYSE website Prudential website

Additional Listing	Announced to the LSE, SEC and NYSE	12/05/08	LSE website SEC website NYSE website Prudential website

2.	Documents filed with the Registrar of Companies

The following documents have been filed by Prudential with the Registrar of Companies at Companies House during the past 12 months. Copies of these documents may be obtained from Companies House:

Companies House

Crown Way

Maindy

Cardiff

CF14 3UZ

email: enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of filing	Document type	Description
22/05/07	RES 13	Resolutions passed at AGM 2006 and Articles of Association
22/05/07	AA	Annual report for the year ended 31/12/2006
22/05/07	288c	Director’s particulars changed
24/05/07	88(2) R	Return of allotment of shares
30/05/07	88(2) R	Return of allotment of shares
30/05/07	288b	Director resigned
01/06/07	88(2) R	Return of allotment of shares
13/06/07	88(2) R	Return of allotment of shares
19/06/07	88(2) R	Return of allotment of shares
22/06/07	363a	Annual Return (bulk list available separately)
11/07/07	88(2) R	Return of allotment of shares
11/07/07	88(2) R	Return of allotment of shares
12/07/07	288c	Director’s particulars changed
16/07/07	88(2) R	Return of allotment of shares
26/07/07	88(2) R	Return of allotment of shares
26/07/07	88(2) R	Return of allotment of shares
26/07/07	88(2) R	Return of allotment of shares
26/07/07	88(2) R	Return of allotment of shares
03/08/07	88(2) R	Return of allotment of shares
07/08/07	288c	Director’s particulars changed
10/08/07	88(2) R	Return of allotment of shares
10/08/07	88(2) R	Return of allotment of shares
15/08/07	288a	Director appointed
15/08/07	288a	Director appointed
18/08/07	88(2) R	Return of allotment of shares
11/09/07	88(2) R	Return of allotment of shares
12/09/07	88(2) R	Return of allotment of shares
19/09/07	288c	Director’s particulars changed
22/09/07	88(2) R	Return of allotment of shares
22/09/07	88(2) R	Return of allotment of shares
08/10/07	88(2) R	Return of allotment of shares
12/10/07	88(2) R	Return of allotment of shares
17/10/07	88(2) R	Return of allotment of shares
17/10/07	88(2) R	Return of allotment of shares
21/10/07	88(2) R	Return of allotment of shares
21/10/07	88(2) R	Return of allotment of shares
26/10/07	88(2) R	Return of allotment of shares
6/11/07	88(2) R	Return of allotment of shares
6/11/07	88(2) R	Return of allotment of shares
16/11/07	88(2) R	Return of allotment of shares
23/11/07	88(2) R	Return of allotment of shares
23/11/07	88(2) R	Return of allotment of shares
23/11/07	88(2) R	Return of allotment of shares
23/11/07	88(2) R	Return of allotment of shares
12/12/07	88(2) R	Return of allotment of shares
22/12/07	88(2) R	Return of allotment of shares
04/01/08	88(2) R	Return of allotment of shares
21/01/08	88(2) R	Return of allotment of shares
23/01/08	88(2) R	Return of allotment of shares
23/01/08	88(2) R	Return of allotment of shares
01/02/08	88(2) R	Return of allotment of shares
08/02/08	88(2) R	Return of allotment of shares
13/02/08	88(2) R	Return of allotment of shares
20/02/08	88(2) R	Return of allotment of shares
08/03/08	88(2)	Return of allotment of shares

14/03/08	88(2)	Return of allotment of shares
25/03/08	88(2)	Return of allotment of shares
31/03/08	288a	Director appointed
07/04/08	228c	Director’s particulars changed
10/04/08	88(2)	Return of allotment of shares
11/04/08	88(2)	Return of allotment of shares
17/04/08	288C	Return of allotment of shares
17/04/08	288C	Return of allotment of shares
18/04/08	88(2)	Return of allotment of shares
28/04/08	88(2)	Return of allotment of shares
09/05/08	88(2)	Return of allotment of shares

3.	Documents filed with the Financial Services Authority

The following documents have been filed by Prudential with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.

Document	Date of publication
Resolutions passed at AGM held on 17 May 2007	17/05/07
Form 20-F	29/06/07
Interim Report 2007	13/08/07
Scrip dividend letters to UK and Irish shareholders	13/08/07
US GAAP Interim Report	12/10/07
MTN Programme Renewal (Publication of Prospectus)	30/11/07
Annual Report 2007	11/04/08
Notice of Annual General Meeting 2008	11/04/08
UK Form of Proxy	11/04/08
ADR Form of Proxy	11/04/08
Irish Form of Proxy	11/04/08

4.	Documents published at the Securities and Exchange Commission

Prudential has published a number of the documents listed in 1 above, as set out below, at the Securities and Exchange Commission (“SEC”) in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depositary Shares and Capital Securities listed on the New York Stock Exchange (“NYSE”). In addition, Prudential has published the following documents with the SEC and/or NYSE. Full details of documents published at the SEC can be viewed at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc.

Filing date	Form	Description
17/05/07	6-K	Resolution passed at AGM held on 17 May 2007
28/06/07	20-F
13/08/07	6-K	Interim Report 2007
13/08/07	6-K	Scrip dividend letters to UK and Irish shareholders
12/10/07	6-K	US GAAP Interim Report
11/04/08	6-K	Annual Report 2007
11/04/08	6-K	Notice of Annual General Meeting 2008
11/04/08	6-K	UK, US and Irish Proxy Voting Forms

Copies of the Company’s Annual Report 2007, the Notice of Annual General Meeting 2008 and associated proxy voting forms were also sent to the New York Stock Exchange (NYSE) in accordance with the NYSE Listing Company Manual.

In addition, whenever shares are listed on the London Stock Exchange, a supplementary listing application is submitted to the NYSE for the equivalent number of American Depositary Shares representing the number of shares listed in the UK.

Copies of the Annual and Interim Reports 2007, the Annual General Meeting documentation and Form 20-F 2006 can be found on Prudential’s website, www.prudential.co.uk

The annual information update is available on Prudential’s website. Copies of all the documents listed above and copies of this annual information update are available on request from Prudential’s registered office at Laurence Pountney Hill, London, EC4R 0HH.

For further information please contact Sylvia Edwards, Assistant Group Secretary, Prudential plc, 12 Arthur Street, London EC4R 0HH.

12 May 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary